# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hinge Health, Inc., CIK 0001673743
CUSIP: 433313103
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 455 Market Street, Suite 700, San Francisco, California (CA), 94105
Date of event which requires filing of this statement: 05/23/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002069654

## Reporting persons
- Atomico Advisors IV, Ltd.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 6,713,063; sole dispositive power 0; shared dispositive power 6,713,063; aggregate amount beneficially owned 6,713,063 (8.3% of the class)
  Comment: The number of shares beneficially owned consists of (i) 5,476,823 shares of Class B Common Stock held by Atomico IV L.P. and (ii) 1,236,240 shares of Class B Common Stock held by Atomico IV (Guernsey), L.P. Atomico Advisors IV, Ltd. is the general partner of Atomico IV L.P. and Atomico IV (Guernsey), L.P. Percentage ownership is based on 80,597,784 total shares of Class A Common Stock, Class B Common Stock, and Series E Preferred Stock outstanding immediately following the Issuer's initial public offering on May 23, 2025, as reported in the Issuer's final prospectus filed with the Securities and Exchange Commission on May 23, 2025 pursuant to Rule 424(b)(4) of the Securities Act of 1933 (the "424B4 Prospectus").
  
  The Class B Common Stock will be convertible into shares of Class A Common Stock on a one-to-one basis at any time at the option of the holder upon written notice to the Issuer. In addition, the Class B Common Stock will automatically convert into shares of Class A Common Stock immediately prior to the close of business on the earliest to occur of certain events specified in the Issuer's Amended and Restated Certificate of Incorporation.
  
  Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to fifteen votes. There were 53,266,406 shares of Class B Common Stock outstanding as of May 23, 2025, as reported in the 424B4 Prospectus. The percentage reported does not reflect the fifteen for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.
- Atomico IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 6,713,063; sole dispositive power 0; shared dispositive power 6,713,063; aggregate amount beneficially owned 6,713,063 (8.3% of the class)
  Comment: See comments on the cover page by Atomic Advisors IV, Ltd.
- Atomico IV (Guernsey), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Guernsey (Y7); member of a group; sole voting power 0; shared voting power 6,713,063; sole dispositive power 0; shared dispositive power 6,713,063; aggregate amount beneficially owned 6,713,063 (8.3% of the class)
  Comment: See comments on the cover page by Atomic Advisors IV, Ltd.

## Item 1. Issuer
Name of issuer: Hinge Health, Inc.
Address of issuer's principal executive offices: 455 Market Street, Suite 700, San Francisco, California 94105

## Item 2. Person Filing
Name of person filing:
This Statement on Schedule 13G has been filed on behalf of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

1. Atomico Advisors IV, Ltd.
2. Atomico IV, L.P.
3. Atomico IV (Guernsey), L.P.
Address of principal business office or, if none, residence:
The address for each of Atomico Advisors IV, Ltd. and Atomico IV, L.P. is One Capital Place, Grand Cayman, Cayman Islands KY1-1103.
The address for Atomico IV (Guernsey), L.P. is P.O. Box 286, Floor 2 Trafalgar Court, Les Banques, St. Peter Port, Guernsey GY1 4LY.
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Atomico Advisors IV, Ltd.: By: /s/ Nicole Ramroop, Nicole Ramroop/Director (07/30/2025)
- Atomico IV, L.P.: By: /s/ Nicole Ramroop, Nicole Ramroop/Director of Atomico Advisors IV, Ltd., its general partner (07/30/2025)
- Atomico IV (Guernsey), L.P.: By: /s/ Nicole Ramroop, Nicole Ramroop/Director of Atomico Advisors IV, Ltd., its general partner (07/30/2025)